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                           Filed by Vertex Pharmaceuticals Incorporated
                           Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Aurora Biosciences Corporation Commission File Number: 000-22669

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY VERTEX AND AURORA ON JUNE 8, 2001.

FOR IMMEDIATE RELEASE

       VERTEX PHARMACEUTICALS AND AURORA BIOSCIENCES ANNOUNCE REGISTRATION
        STATEMENT FOR THEIR PROPOSED MERGER DECLARED EFFECTIVE BY THE SEC

JUNE 8, 2001, CAMBRIDGE, MA AND SAN DIEGO, CA -- Vertex Pharmaceuticals Incorporated (Nasdaq:VRTX) and Aurora Biosciences Corporation (Nasdaq: ABSC) announced today that the Securities and Exchange Commission has declared effective the S-4 Registration Statement for Vertex's planned acquisition of Aurora. The two companies expect to mail proxy statements to their respective shareholders on or about June 13, 2001. Vertex shareholders of record as of June 6, 2001 will vote on approval of the merger at a special meeting scheduled for 12:00 pm ET on July 18, 2001 at Vertex's headquarters in Cambridge, Massachusetts. Aurora shareholders of record as of June 6, 2001 will vote on approval of the merger at a special meeting scheduled for 9:00 am PT on July 18, 2001 at Aurora's headquarters in San Diego, California.

Vertex and Aurora announced on April 30, 2001 that the companies had entered into a definitive agreement whereby Vertex would acquire Aurora in a stock-for-stock transaction. Under the terms of the agreement, each share of Aurora common stock will convert into shares of newly issued Vertex common stock at a fixed ratio of 0.62 shares of Vertex common stock for each share of Aurora common stock.

The merger will unite Aurora's industry-leading assay development, screening and cell biology capabilities with Vertex's integrated drug discovery expertise, creating a comprehensive, scalable platform for systematically accelerating drug candidate output in target-rich gene families. The combination of Vertex's and Aurora's technology and expertise is expected to:

     o increase the flow of novel drug candidates into development,

     o accelerate the creation of a broad intellectual property estate, and

     o provide enhanced opportunities for major drug discovery, development and commercial alliances.

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The merger is subject to approval by both Vertex's and Aurora's shareholders, regulatory approval and other closing conditions.

ABOUT VERTEX
Vertex Pharmaceuticals Incorporated is a global biotechnology company. Vertex seeks to discover, develop, and commercialize major pharmaceutical products independently and with partners. Chemogenomics, Vertex's proprietary, systematic, genomics-based platform, is designed to accelerate the discovery of new drugs and to expand intellectual property coverage of drug candidate compounds and classes of related compounds. This approach, which targets gene families, has formed the basis for several commercial collaborations that retain rights to downstream revenue for Vertex. Vertex's first approved product is Agenerase(R) (amprenavir), an HIV protease inhibitor, which Vertex co-promotes with GlaxoSmithKline. Vertex has 12 drug candidates in development to treat viral diseases, inflammation, cancer, autoimmune diseases and neurological disorders.

ABOUT AURORA
Aurora Biosciences Corporation is a drug discovery company that uses proprietary advances in biology, chemistry and automation to accelerate the discovery of new medicines. Aurora's core technologies include a broad portfolio of proprietary fluorescence assay technologies and screening platforms designed to provide an integrated solution for drug discovery. Aurora's fluorescence assay technologies include GeneBLAzer(TM), GenomeScreen(TM), PhosphoryLIGHT(TM) and Vivid(TM) technologies, as well as a broad collection of fluorescent proteins.

Aurora's screening platforms include an ultra-high-throughput screening system, the UHTSS(R) Platform, Aurora's automated master compound store, the AMCS, and an ion channel technology screening platform, which includes Aurora's proprietary voltage sensor probes and a voltage ion probe reader, the VIPR(TM) subsystem. Aurora also provides assay development and screening services as part of its drug discovery collaborations. Aurora's Big Biology(TM) initiative is an internal drug discovery program focused on the identification of promising preclinical candidates within all major classes of gene targets. Aurora's technologies and drug discovery capabilities have been commercially validated by over 20 major life sciences companies and research organizations, including American Home Products, Bristol-Myers Squibb, Ceres, Cystic Fibrosis Foundation, Eli Lilly, Families of SMA, GlaxoSmithKline, Genentech, Johnson & Johnson, Merck, NV Organon Laboratories, Pfizer, Pharmacia and Roche.

                                   -- more --


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This press release contains forward-looking statements about Vertex, Aurora, and the proposed merger. While management of Aurora and Vertex make their best efforts to be accurate in making forward-looking statements, any such statements are subject to risks and uncertainties that could cause actual results to vary materially. The forward-looking statements in this release address the following subjects: the expected benefits that could be realized by the combined company, including the combined company's ability to (i) create a comprehensive, scalable platform for systematically accelerating drug candidate output in target-rich gene families, (ii) increase the flow of drug candidates into development, (iii) accelerate the creation of a broad intellectual property estate, and (iv) provide enhanced opportunities for major drug discovery, development and commercial alliances.

Additional forward-looking statements relate to the expected value of the consideration that the Aurora stockholders will receive on the closing date, the expected date proxy statements will be mailed and the expected dates of Vertex's and Aurora's special meetings of shareholders. Vertex disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: costs related to the merger, failure of Vertex's or Aurora's stockholders to approve the merger, the risk that the expected benefits of the merger may not be realized, third parties may terminate or alter existing contracts with Aurora if the required consents and waivers are not obtained or, in some cases, without cause, risks associated with Aurora's new and uncertain technology, the risk Vertex will not successfully develop its drug pipeline, the risk Vertex is unable to attract and retain collaborative partners for research support and the development and commercialization of its products, the risk Vertex does not obtain regulatory approval for its products on a timely basis, the risk Vertex loses its technological advantages, the risk Vertex fails to manage its growth effectively, the risk Vertex's competitors bring superior products to market or bring their products to market before Vertex does, and if Vertex patents do not protect its products, or Vertex's products infringe third-party patents, Vertex could be subject to litigation and substantial liabilities. For a more detailed discussion of such factors and other factors that may impact on such statements' accuracy, see the "Risk Factors" section of the definitive joint proxy statement/prospectus regarding the proposed merger as filed with the Securities and Exchange Commission.

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Investors and security holders are advised to read the joint proxy statement/prospectus regarding the proposed merger as filed with the Securities and Exchange Commission, because it contains important information. Such joint proxy statement/prospectus has been filed with the Securities and Exchange Commission by Vertex and Aurora. The joint proxy statement/prospectus will be sent to stockholders of Vertex and Aurora seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Vertex and Aurora at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Vertex by directing such request to Vertex Pharmaceuticals, 130 Waverly Street, Cambridge, MA 02139, Attn: Investor Relations, tel: (617) 577-6000; e-mail:
InvestorInfo@vpharm.com. The joint proxy statement/prospectus and such other documents may also be obtained from Aurora by directing such request to Aurora Biosciences, 11010 Torreyana Road, San Diego, CA 92121, Attn: Investor Relations, tel: 858-404-6600; e-mail: ir@aurorabio.com.

Vertex and Aurora and their respective directors, executive officers and certain members of management and employees may be soliciting proxies from Vertex and Aurora stockholders in favor of the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that Vertex and Aurora directors and executive officers have in the merger are available in the joint proxy statement/prospectus.

Agenerase(R) is a trademark of the GlaxoSmithKline group of companies.
Aurora Biosciences(R), Big Biology(TM), GeneBLAzer(TM) GenomeScreen(TM) PhosphoryLIGHT(TM) UHTSS(TM), VIPR(TM) and Vivid(TM) are trademarks of Aurora Biosciences Corporation.

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Vertex's press releases are available at www.vrtx.com, or by fax-on-demand at
(800) 758-5804-- Code: 938395.

VERTEX CONTACTS:
Lynne H. Brum, Vice President, Corporate Communications and Market Development,
(617) 577-6614, or
Katie Burns, Manager, Investor Relations, (617) 577-6656

AURORA CONTACT:
Doug Farrell, Senior Director, Investor Relations and Corporate Communications
Telephone:  (858) 404-6767
Fax:  (858) 404-6714
Email:  ir@aurorabio.com